Exhibit 99.2

Agenda for the 2007 Annual General Meeting of Shareholders
of Gemalto N.V.
The Annual General Meeting of Shareholders of Gemalto N.V. (the “Company”) is to be held at the Radisson SAS Hotel, Boeing Avenue 2, Schiphol-Rijk, the Netherlands at 10:30 a.m. CET on Tuesday, May 22, 2007.
Registration will take place between 9:30 a.m. and 10:15 a.m. CET.
Agenda
1.	Opening and announcements

2.	Annual Report 2006

3.	Adoption of the 2006 Financial Statements (Resolution)

4.	Dividend policy and allocation of 2006 results

5.	Discharge of Board members for the fulfilment of their duties during the past financial year
a.	Discharge of the Chief Executive Officer and the Executive Chairman (Resolution)

b.	Discharge of the non-executive Board members (Resolution)
6.	Remuneration of the executive Board members
a.	2006 grant of options to the Chief Executive Officer and the Executive Chairman (Resolution)

b.	Amendment of the Remuneration Policy for the Chief Executive Officer (and the Executive Chairman) (Resolution)

c.	Confirmation of 2005 option grant to the Chief Executive Officer (Resolution)
7.	Remuneration of the non-executive Board members
a.	Grant of one time additional remuneration to non-executive Board members (Resolution)

b.	Remuneration of the members of the newly created Strategy and M&A Committee (Resolution)

c.	Amendment of the remuneration structure of the non-executive Board members (Resolution)
8.	Employees incentive plans
a.	Amendment of the Global Equity Incentive Plan, including the Sub-Plans (Resolution)

b.	Amendment of the Global Employee Share Purchase Plan, including the Sub-Plans (Resolution)

c.	Adoption of the 2006 Stock Option Plan regarding the exchange of Gemplus options (Resolution)
9.	Reappointment of non-executive Board members
a.	Reappointment of Mr. Michel Soublin until the close of the AGM of 2011 (Resolution)

b.	Reappointment of Mr. Alex Mandl until the close of the AGM of 2011 (Resolution)

c.	Reappointment of Mr. John de Wit until the close of the AGM of 2011 (Resolution)
10.	Set the maximum number of Board members at eleven (Resolution)

11.	Amendment of the Articles of Association of the Company (Resolution)

12.	Renewal of authorization of the Board to repurchase shares in the Company (Resolution)

13.	Reappointment of PricewaterhouseCoopers Accountants N.V. as external auditor for the financial year 2007 (Resolution)

14.	Questions
Adjournment

This agenda, including the explanatory notes, copies of the Company’s 2006 Annual Report (including the Company’s 2006 Financial Statements), information on the persons proposed for reappointment to the Board, the full text of the proposed Remuneration Policy, as well as the Dutch text of the proposed amendments to the Company’s Articles of Association and an unofficial English translation thereof, are available, free of charge, at the Company’s head office (Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands) and at the offices of Axalto International S.A.S. (6, rue de la Verrerie, 92190 Meudon, France) and are published on the Company’s website (www.gemalto.com).

Explanatory notes to the agenda for the
2007 Annual General Meeting of Shareholders of Gemalto N.V. (the “Company”)
Explanation Agenda Item 2
Annual Report 2006
Presentation by the Chief Executive Officer of the Annual Report of the Board for the financial year 2006, submitted by the Board.
Explanation Agenda Item 3
Adoption of the 2006 Financial Statements

Proposed resolution:
“Adoption of the Company’s 2006 Financial Statements as drawn up by the Board.” This agenda item includes the proposal to the shareholders to adopt the Company’s 2006 Financial Statements as drawn up by the Board.
Role of auditor.
Pursuant to best practice provision V.2.1. of the Dutch Corporate Governance Code, the shareholders may question during the meeting the external auditor and the external auditor has the right to address the meeting. Therefore our external auditor, PricewaterhouseCoopers Accountants N.V., will be invited to attend the Annual General Meeting of Shareholders. Please note that the questions put to the auditor must relate and are limited to the auditor’s statement regarding the Company’s 2006 Financial Statements and his audit activities. The contents of the Company’s 2006 Financial Statements remain the responsibility of the Board.
Explanation Agenda Item 4
Dividend policy and allocation of 2006 results
The Company’s current policy on additions to reserves and distributions of dividends is that the amount of dividends to be paid by the Company to its shareholders shall be determined by taking into consideration the Company’s capital requirements, return on capital, current and future rates of return and market practices, notably in its business sector, as regards the distribution of dividends.
The Company will not pay a dividend in 2007 in respect of the 2006 financial year, as determined by the Board with due observance of the Company’s policy on additions to reserves and distributions of dividends. The Board has decided to allocate the results of the year 2006 to the retained earnings.
Explanation Agenda Item 5
Discharge of Board members for the fulfilment of their duties during the past financial year

Proposed resolutions:

a.	“Discharge the Chief Executive Officer and the Executive Chairman from liability in respect of the fulfilment of their respective duties during the financial year 2006.”

b.	“Discharge the non-executive Board members from liability in respect of the fulfilment of their respective duties during the financial year 2006.”
Under these agenda items it is proposed to the shareholders to discharge the Chief Executive Officer and the Executive Chairman, as well as the non-executive Board members from liability in respect of the fulfilment of their respective duties during the financial year 2006.
Explanation Agenda Item 6a
2006 grant of options to the Chief Executive Officer and the Executive Chairman

Proposed resolution:
“Approval of the grant, as of June 2, 2006, of 200,000 unconditional options to acquire Gemalto shares for an option price of €23.10 per share to Mr. O. Piou, Chief Executive Officer, and of 200,000 unconditional options to acquire Gemalto shares for an option price of €23.10 per share to Mr. A. Mandl, Executive Chairman.”
Dutch law and the Company’s Articles of Association stipulate that the General Meeting of Shareholders, upon the proposal of the Board, determines the Remuneration Policy of the Chief Executive Officer. Said remuneration shall, with due observance of the provisions of the Remuneration Policy, be determined by the Board. Remuneration of the Chief Executive Officer in the form of shares or rights to acquire shares, as well as major changes thereto shall be proposed by the Board to the shareholders for approval.
The shareholders are reminded that the Remuneration Policy for the Chief Executive Officer also applies in principle for determining the remuneration of the Executive Chairman.
In view of the Combination of the Company and Gemplus International S.A. (the “Combination”) and the resulting extensive work, the Board granted on June 2, 2006, subject to the approval of the General Meeting of Shareholders, 200,000 unconditional options to acquire Gemalto shares for an option price of €23.10 per share both to Mr. O. Piou, Chief Executive Officer, and to Mr. A. Mandl, Executive Chairman. The Board proposes to the shareholders to approve this option grant as of June 2, 2006.
Explanation Agenda Item 6b
Amendment of the Remuneration Policy for the Chief Executive Officer (and the Executive Chairman)

Proposed resolution:
“Amendment of the Remuneration Policy for the Chief Executive Officer (and the Executive Chairman) to include:
•	that the Board is authorized to grant to the Chief Executive Officer (and to the Executive Chairman) annually a maximum number of 250,000 options to acquire Gemalto shares, and
•	that the variable compensation for the Chief Executive Officer (and the Executive Chairman), based on the achievement of personal and financial objectives, is in the range 0-120% of the Total

Reference Compensation for 100% achievement of objectives. To encourage and reward exceptional financial results in excess of 100% achievement of objectives, the variable compensation related to financial objectives can be increased so that the total variable compensation can reach up to 180% of the Total Reference Compensation.
•	the possibility for the Chief Executive Officer (and the Executive Chairman) to participate in the Axalto Holding N.V. 2004 Global Employee Share Purchase Plan, including any Sub-Plans, as further amended in 2005 (jointly the “GESPP”), as well as in any future similar plans, with a maximum contribution per year of the lesser of 25% of the compensation of the Chief Executive Officer (and the Executive Chairman) or €20,000 and a maximum discount of the purchase price of the Gemalto shares of 20% based on the lesser of the value of the Gemalto shares on the first day of the offering period and the last day of the offering period.
The current Remuneration Policy for the Chief Executive Officer (and the Executive Chairman) as amended and adopted in the 2006 Annual General Meeting of Shareholders does not include a maximum as to the number of options that can be granted to the Chief Executive Officer (and the Executive Chairman). The Board proposes to the shareholders to amend said Remuneration Policy to include that the Board is authorized to grant to the Chief Executive Officer (and to the Executive Chairman) annually a maximum number of 250,000 options to acquire Gemalto shares, which is in line with the existing Remuneration Policy.
In accordance with the current Remuneration Policy for the Chief Executive Officer (and the Executive Chairman) the variable compensation is in the range 0-75% of the Total Reference Compensation. The variable compensation related to financial results can be increased, as much as doubled, if exceptional financial results are achieved, to encourage and reward exceptional results in excess of 100% achievement of objectives. As a result, total variable remuneration can be up to 112.5% of the Total Reference Compensation. To be in line with normal practices of companies of the Comparison Group, the Board proposes to the shareholders to amend the Remuneration Policy to include that the variable compensation, based on the achievement of personal and financial objectives, for the Chief Executive Officer (and the Executive Chairman) is in the range 0-120% of the Total Reference Compensation for 100% achievement of objectives. To encourage and reward exceptional financial results in excess of 100% achievement of objectives, the variable compensation related to financial objectives can be increased so that the total variable compensation can reach up to 180% of the Total Reference Compensation.
In 2004 and 2005, the Chief Executive Officer participated in the GESPP, which participation was within the limits of the Remuneration Policy. As French employee, the Chief Executive Officer was able to participate in the GESPP through a FCPE (Fonds Commun de Placement d’Entreprise) (“FCPE”), in which case the FCPE subscribed to Gemalto shares and the Chief Executive Officer received in exchange part of the FCPE. Participation in the FCPE does not give rise to direct ownership of shares or the right to acquire shares in the Company. As the current Remuneration Policy does not explicitly include such participation, the Board proposes to the shareholders to amend the Remuneration Policy to include the participation in line with the above resolution.
The full text of the Remuneration Policy, including the amendments referred to above, is attached to these explanatory notes (Annex 1).
Explanation Agenda Item 6c
Confirmation of 2005 option grant to the Chief Executive Officer

Proposed resolution:
“To the extent necessary, reiteration of the approval of the grant of 150,000 options to acquire Gemalto shares for an option price of €30.65 per share to Mr. O. Piou, Chief Executive Officer as of September 2, 2005.”
The shareholders are reminded of the grant of 150,000 options to acquire Gemalto shares for an option price of €30.65 per share to Mr. O. Piou, Chief Executive Officer on September 2, 2005, related to the excellent outcome of the Company’s IPO and the Company’s development in 2004. This option grant was described in the Company’s 2005 Annual Report, which was presented to the Annual General Meeting of Shareholders in 2006 and was in line with the Remuneration Policy as adopted by the shareholders in the 2005 Annual General Meeting of Shareholders. To the extent necessary, the Board proposes to the shareholders to reiterate the approval of this option grant as of September 2, 2005.
Explanation Agenda Item 7a
Grant of one time additional remuneration to non-executive Board members

Proposed resolution:
“To grant an one time additional remuneration of €15,000 to each of the Company’s non-executive Board members Messrs. D. Bonderman, G. Fink and J. Fritz.”
The shareholders are reminded that, in view of the substantial additional work in 2005 and 2006 related to the Combination, an one time additional remuneration of €15,000 was granted by the Annual General Meeting of Shareholder on May 19, 2006 to each of the Company’s non-executive Board members Messrs. K. Atkinson, A. van der Poel, M. Scholten, M. Soublin, W. Stolwijk, and of €25,000 to Mr. J. de Wit in his quality of Chairman of the Company and to Mr. J. Ormerod in his quality of future chairman of the Audit Committee of Gemalto.
In line with the remuneration granted to the non-executive Board members by the Annual General Meeting of Shareholder on May 19, 2006 and in view of the substantial additional work in 2006 related to the Combination, after review by the Compensation Committee, the Board proposes to the shareholders to grant a one time additional remuneration of €15,000to each of the Company’s non-executive Board members Messrs. D. Bonderman, G. Fink and J. Fritz.
Explanation Agenda Item 7b
Remuneration of the members of the newly created Strategy and M&A Committee

Proposed resolution:
“To determine that each member of the Strategy and M&A Committee, including the chairman, is remunerated in accordance with the remuneration of the members, including the chairman, of the Compensation Committee and Nomination and Governance Committee (currently €5,000 per calendar year).”
Further to the Combination, the Board decided on June 2, 2006 to set up a new Board Committee, the Strategy and M&A Committee. After review by the Compensation Committee, the Board proposes to the shareholders to determine that each member of the Strategy and M&A Committee, including the chairman, is remunerated in accordance with the remuneration of the members, including the chairman, of the Compensation Committee and Nomination and Governance Committee (currently €5,000 per calendar year). The remuneration for the members of the Strategy and M&A Committee for the year 2006 shall be calculated on a pro rata basis as from June 2, 2006.
Explanation Agenda Item 7c
Amendment of the remuneration structure of the non-executive Board members

Proposed resolution:
“Amendment of the remuneration structure for the non-executive Board members, as of the day following the Annual General Meeting of Shareholders of May 22, 2007 as follows:
•	€200,000 per calendar year for the non-executive Chairman of the Board, who will be appointed after the end of the mandate of Mr. A. Mandl as Executive Chairman of the Board on December 2, 2007;

•	€65,000 per calendar year for each other non-executive Board member;

•	an additional fee of €24,000 per calendar year for the chairman of the Audit Committee and an additional fee of €16,000 per calendar year for each member of the Audit Committee;

•	an additional fee of €12,000 per calendar year for the chairman of respectively the Compensation Committee, the Nomination and Governance Committee, the Strategy and M&A Committee and any other Board Committees that the Board may create, and an additional fee of €8,000 per calendar year for the other members of those Board Committees.”
Dutch law and the Company’s Articles of Association stipulate that the General Meeting of Shareholders, upon the proposal of the Board, determines the remuneration of the non-executive Board members.

The present remuneration structure is as follows:
•	€35, 000 per calendar year for each non-executive Board member;

•	an additional fee of €10,000 per calendar year for the non-executive Chairman of the Board;

•	an additional fee of €5,000 per calendar year for each member of the Compensation Committee and the Nomination and Governance Committee (including the chairman of each respective Committee), except for the members of the Audit Committee;

•	an additional fee of €10,000 per calendar year for each member of the Audit Committee, excluding the chairman of the Audit Committee;

•	an additional fee of €12,500 per calendar year for the chairman of the Audit Committee.
Further to the Combination on June 2, 2006, after review by the Compensation Committee, the Board proposes to the shareholders to amend the remuneration structure for the non-executive Board members, as proposed in the above resolution.
The proposed remuneration for the non-executive Board members for the year 2007 shall be calculated on a pro rata basis as from January 1 until May 22, 2007 on the basis of the ‘old’ remuneration structure, and on a pro rata basis as from May 23, 2007 on the basis of the ‘new’ remuneration structure. It is the intention to keep this ‘new’ remuneration structure unchanged at least until the 2009 Annual General Meeting of Shareholders.
The Compensation Committee, which has reviewed the above proposals, is confident that the proposed remuneration structure is competitive in attracting and retaining qualified non-executive Board members.
Explanation Agenda Item 8a
Amendment of the Global Equity Incentive Plan, including the Sub-Plans

Proposed resolution:
“To increase the number of Gemalto shares available under the Axalto Holding N.V. 2004 Global Equity Incentive Plan, including any Sub-Plans (jointly the “GEIP”) by 7 million Gemalto shares, as a result of which a total number of 14 million Gemalto shares will be available for grant and issue under the GEIP, and to delete any clauses in the GEIP relating to any currently required approval of the General Meeting of Shareholders with regard to an amendment of the GEIP or an increase of the number of shares available under the GEIP.”
Prior to the IPO of the Company, the General Meeting of Shareholders approved on April 21, 2004 the Axalto Holding N.V. 2004 Global Equity Incentive Plan, including Sub-Plans (jointly the “GEIP”), which terminates on March 18, 2014.
The GEIP generally allows for the grant of equity awards (including stock options, restricted share units, share appreciation rights and limited share appreciation rights) to all employees of the Company and its affiliates, including employees of the Company’s U.S. affiliates. Pursuant to the U.S. Sub-Plan of the GEIP, the Company may grant U.S. tax-qualified “incentive stock options” to employees of the Company’s U.S. affiliates. These incentive stock options provide certain tax benefits to U.S. employee recipients. In contrast, neither the Company nor its U.S. affiliates will be allowed a U.S. tax deduction for compensation attributable to incentive stock options granted to employees of its U.S. affiliates.
Under the GEIP, 7 million Gemalto shares are available for grant and issue. The Board has already granted approximately 5.5 million options to acquire Gemalto shares, and considers that the remaining 1.5 million options may not be sufficient for future grants and issues. Consequently, the Board proposes to the shareholders to increase the number of Gemalto shares available under the GEIP by 7 million Gemalto shares, as a result of which a total number of 14 million Gemalto shares will be available for grants and issues under the GEIP. All of these shares may be issued as incentive stock options. Although the Company has no plans to issue all 14 million shares available under the GEIP in the form of incentive stock options, the Company is required pursuant to U.S. tax law to disclose to the shareholders the fact that all 14 million are eligible to be granted as incentive stock options.
The Board further proposes to the shareholders to delete any clauses in the GEIP relating to any currently required approval of the General Meeting of Shareholders with regard to any future amendment of the GEIP or any future further increase of the number of shares available under the GEIP.
Explanation Agenda Item 8b
Amendment of the Global Employee Share Purchase Plan, including the Sub-Plans (Resolution)

Proposed resolution:
“To increase the number of Gemalto shares available under the Axalto Holding N.V. 2004 Global Employee Share Purchase Plan, including any Sub-Plans, as further amended in 2005 (jointly the “GESPP”) by 1.6 million Gemalto shares, as a result of which a total number of 3.2 million Gemalto shares will be available for issue or transfer under the GESPP, and to delete any clauses in the GESPP relating to any currently required approval of the General Meeting of Shareholders with regard to an amendment of the GESPP or an increase of the number of shares available under the GESPP.”
Prior to the IPO of the Company, the General Meeting of Shareholders approved on April 21, 2004 the Axalto Holding N.V. 2004 Global Employee Share Purchase Plan, including Sub-Plans, amended by the Board in 2005 (jointly the “GESPP”), which terminates on April 21, 2014.
The GESPP allows eligible employees of the Company and its affiliates, including employees of the Company’s U.S. affiliates, who have been employed for at least three months to purchase Gemalto shares at the end of designated purchase periods. Eligible employees can purchase shares using accumulated payroll deductions or through contributions of compensation to the GESPP. Shares under the GESPP may be sold at a discount. The U.S. Sub-Plan of the GESPP is intended to qualify as a tax-qualified

“employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code. As such, the U.S. Sub-Plan of the GESPP provides certain tax benefits to U.S. employees. In contrast, neither the Company nor the Company’s U.S. affiliates will be allowed a U.S. tax deduction for compensation attributable to purchases under the tax-qualified U.S. Sub-Plan of the GESPP by employees of its U.S. affiliates.
Under the GESPP, 1.6 million Gemalto shares are available for issue or transfer, the Board has already issued approximately 550,000 Gemalto shares and considers that the remaining 1,050,000 Gemalto shares may not be sufficient for future issues or transfers. Consequently, the Board proposes to the shareholders to increase the number of Gemalto shares available under the GESPP by 1.6 million Gemalto shares, as a result of which a total number of 3.2 million Gemalto shares will be available for issue or transfer under the GESPP. All of these shares are available for issuance under the U.S. tax-qualified U.S. Sub-Plan. Although the Company has no plans to issue all 3.2 million shares available under the GESPP pursuant to the U.S. tax-qualified U.S. Sub-Plan, the Company is required pursuant to U.S. tax law to disclose to the shareholders the fact that all 3.2 million are eligible to be granted thereunder.
The Board further proposes to the shareholders to delete any clauses in the GESPP relating to any currently required approval of the General Meeting of Shareholders with regard to any future amendment of the GESPP or any future further increase of the number of shares available under the GESPP.
Explanation Agenda Item 8c
Adoption of the 2006 Stock Option Plan regarding the exchange of Gemplus options

Proposed resolution:
“To approve the 2006 Stock Option Plan regarding the exchange of options to acquire Gemplus International S.A. and/or Gemplus S.A. shares for options to acquire Gemalto shares (the “2006 Gemalto options exchange plan”) pursuant to which a total of 7 million Gemalto shares may be issued pursuant to options granted under the 2006 Gemalto options exchange plan, subject to the renunciation by the beneficiaries of their rights to options to acquire Gemplus shares.”
Further to the approval by the Extraordinary General Meeting of Shareholders of January 31, 2006 of the Combination and of all steps and acts of the Company necessary to implement the Combination, the Board adopted on October 25, 2006 the 2006 Gemalto options exchange plan, which terminates on October 25, 2016. The purpose of the 2006 Gemalto options exchange plan is to grant options to acquire Gemalto shares to beneficiaries of Gemplus options, who will exchange them for Gemalto options. When the Board adopts the U.S. Sub-Plan of the 2006 Gemalto options exchange plan, the Company may grant U.S. tax-qualified “incentive stock options” to employees of the Company’s U.S. affiliates. These incentive stock options provide certain tax benefits to U.S. employee recipients. In contrast, neither the Company nor its U.S. affiliates will be allowed a U.S. tax deduction for compensation attributable to incentive stock options granted to employees of its U.S. affiliates.

Under the 2006 Gemalto options exchange plan, 7 million Gemalto shares have been reserved for issuance pursuant to Gemalto options exchanged for Gemplus options. All of these shares may be issued as incentive stock options. Although the Company has no plans to issue all 7 million shares available under the 2006 Gemalto options exchange plan in the form of incentive stock options, the Company is required pursuant to U.S. tax law to disclose to the shareholders the fact that all 7 million are eligible to be granted as incentive stock options.
Explanation Agenda Item 9a
Reappointment of Mr. Michel Soublin until the close of the AGM of 2011

Proposed resolution:
“Reappointment of Mr. Michel Soublin as a non-executive member of the Board as of May 22, 2007 for a period ending at the close of the Company’s Annual General Meeting of Shareholders to be held in 2011.”
In accordance with the retirement schedule adopted by the Board on June 2, 2006, Mr. M. Soublin will retire as per this Annual General Meeting of Shareholders of May 22, 2007.
Because of his expertise and knowledge, as well as his valuable contribution during his term, the Board welcomes the fact that Mr. M. Soublin is available for an additional term and proposes to the shareholders to reappoint Mr. M. Soublin as a non-executive Board member as of May 22, 2007 for a period ending at the close of the Company’s Annual General Meeting of Shareholders to be held in 2011. Upon reappointment, Mr. M. Soublin will continue to be a member of the Audit Committee and of the Strategy and M&A Committee. The remuneration of Mr. M. Soublin shall be in accordance with the remuneration referred to under agenda item 7.
The Board has chosen not to use its right to make a binding nomination. Therefore, the resolution to reappoint Mr. M. Soublin shall be adopted by an absolute majority of the votes cast, without a quorum being required. For further details on Mr. M. Soublin reference is made to Annex 2 to these explanatory notes.
Explanation Agenda Item 9b
Reappointment of Mr. Alex Mandl until the close of the AGM of 2011

Proposed resolution:
“Reappointment of Mr. Alex Mandl as a non-executive Board member as of December 2, 2007 for a period ending at the close of the Company’s Annual General Meeting of Shareholders to be held in 2011.”
The mandates of Mr. O. Piou, Chief Executive Officer, Mr. A. Mandl, (Executive Chairman until December 2, 2007, thereafter, pursuant to the Combination Agreement, non-executive Board member), as well as those of Messrs. G. Fink, A. van der Poel and J. de Wit, non-executive Board members, will end at the end of the 2008 Annual General Meeting of Shareholders. In order to avoid a situation in which too many Board members, especially non-executive Board members, retire at the same time and because of his expertise and knowledge, as well as his valuable contribution during his term, the Board welcomes the fact that Mr. A. Mandl is available for the position of non-executive Board member until 2011 and proposes to the shareholders to reappoint Mr. A. Mandl as a non-executive Board member as of December 2, 2007 for a period ending at the close of the Company’s Annual General Meeting of Shareholders to be held in 2011. Subject to the adoption of his reappointment, Mr. A. Mandl has agreed to retire for this purpose on December 2, 2007. The remuneration of Mr. A. Mandl as non-executive Board member shall be in accordance with the remuneration referred to under agenda item 7.
The Board has chosen not to use its right to make a binding nomination. Therefore, the resolution to reappoint Mr. A. Mandl shall be adopted by an absolute majority of the votes cast, without a quorum being required. For further details on Mr. A. Mandl reference is made to Annex 2 to these explanatory notes.
Explanation Agenda Item 9c
Reappointment of Mr. John de Wit until the close of the AGM of 2011

Proposed resolution:
“Reappointment of Mr. John de Wit as a non-executive Board member as of May 22, 2007 for a period ending at the close of the Company’s Annual General Meeting of Shareholders to be held in 2011.”
With reference to the explanation to Agenda item 9b and because of his expertise and knowledge, as well as his valuable contribution during his term, the Board welcomes the fact that Mr. J. de Wit is available for an additional term and proposes to the shareholders to reappoint Mr. J. de Wit as a non-executive Board member as of May 22, 2007 for a period ending at the close of the Company’s Annual General Meeting of Shareholders to be held in 2011. Subject to the adoption of his reappointment, Mr. J. de Wit has agreed to step down for this purpose on May 22, 2007. Upon reappointment Mr. J. de Wit will continue to be chairman of the Nomination and Governance Committee and member of the Compensation Committee. The remuneration of Mr. J. de Wit shall be in accordance with the remuneration referred to under agenda item 7.
The Board has chosen not to use its right to make a binding nomination. Therefore, the resolution to reappoint Mr. J. de Wit shall be adopted by an absolute majority of the votes cast, without a quorum being required. For further details on Mr. J. de Wit reference is made to Annex 2 to these explanatory notes.
Explanation Agenda Item 10
Set the maximum number of Board members at eleven

Proposed resolution:
“To set the maximum number of Board members at eleven (11), instead of a fixed number of eleven.”

The Board proposes to the shareholders to set the maximum number of Board members at eleven (11), instead of a fixed number of eleven, to allow the Board to determine from time to time its size.
Explanation Agenda Item 11
Amendment of the Articles of Association of the Company

Proposed resolution:
“Amendment of the Articles of Association of the Company, as described in the explanatory notes and Annex 3 of the agenda, and authorization in connection with the amendment of the Articles of Association of any and all Board members, as well as any and all lawyers and paralegals practising with De Brauw Blackstone Westbroek N.V., to draw up the draft of the notarial deed of amendment of the Articles of Association, to apply for the required ministerial declaration of non-objection on the draft mentioned, as well as to execute the notarial deed of amendment to the Articles of Association.”
The Board proposes to the shareholders to amend the Articles of Association of the Company following recent and expected changes of Dutch law. Taking advantage of this, the Board proposes to amend and delete certain sections, which do not bring additional value to shareholders and could be detrimental to the Company or which do no longer serve effect.
For the proposal, reference is made to the proposed amendments to the Company’s Articles of Association in Dutch drawn up by De Brauw Blackstone Westbroek N.V. in Amsterdam, as published on the Company’s website (www.gemalto.com) and available for inspection at the offices of the Company. The text of the proposed amendments to the Company’s Articles of Association, as well as an unofficial English translation thereof are attached to these explanatory notes (Annex 3).
The proposal also includes the authorization granted by the shareholders to the Board members and to the law firm De Brauw Blackstone Westbroek N.V. to complete all necessary procedures for implementing the proposed amendments.
Explanation Agenda Item 12
Renewal of authorization of the Board to repurchase shares in the Company

Proposed resolution:
“Irrevocable authorization of the Board as from May 22, 2007 to cause the Company to acquire, whether as an on or off financial market purchase, shares in the share capital of the Company up to the maximum percentage of shares that the Company – by law or by virtue of its Articles of Association – may acquire in its own share capital at any moment for a period of eighteen months up to and including November 21, 2008, on such dates and in such portions as the Board may deem appropriate and in consideration of a purchase price per share which shall not be less than the par value of the shares to be repurchased and not be more than 110% of the average closing share price per share in the Company on Eurolist by Euronext Paris S.A. during the five business days preceding the date on which the shares concerned are acquired by the Company.

This authorization is a renewal of the currently existing authorization, which provides for maximum flexibility to the Board to cause the Company to acquire shares in its own share capital, provided that as a result of any such acquisition, the aggregate par value of the shares in the Company’s share capital held by the Company or a subsidiary, or on which it holds a right of pledge, does not exceed one-tenth of the aggregate par value of the Company’s issued share capital. For example, if the Company’s share capital is increased, or if repurchased shares are transferred by the Company to a third party (for instance to comply with obligations under an employee share or option plan), such increase or transfer will have a positive effect on the number of shares the Company will be entitled to acquire.
The Board proposes to the shareholders to renew the authorization to the Board to acquire Company shares under the terms and conditions described in the above resolution.
Explanation Agenda Item 13
Reappointment of PricewaterhouseCoopers Accountants N.V. as external auditor for the financial year 2007
Proposed resolution.
“Reappointment of PricewaterhouseCoopers Accountants N.V. as the Company’s external auditor for the financial year 2007.”
In line with the Dutch Corporate Governance Code, the Audit Committee has conducted an evaluation of the performance of the external auditor during the financial year 2006 and has advised the Board in relation thereto. The Board proposes to the shareholders to reappoint PricewaterhouseCoopers Accountants N.V. as the Company’s external auditor for the financial year 2007.